Exhibit 3.1
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Hamilton Beach Brands Holding Company.

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered VIII so that, as amended, said Article shall be and read as follows:

To the fullest extent permitted by the General Corporation Law of the State of Delaware and any other applicable laws currently or hereafter in effect, no Director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer with respect to any acts or omissions in the performance of his or her duties as a Director or officer of the Corporation. Solely for purposes of this Article VIII, “officer” shall have the meaning provided in Section 102(b)(7) of the General Corporation Law of the State of Delaware or any amendment or successor provision thereto. No amendment to or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to the effectiveness of such amendment or repeal.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By:	/s/ Lawrence K. Workman, Jr.
Authorized Officer

Name:	Lawrence K. Workman, Jr.